As filed with the Securities and Exchange Commission on November 22, 2013

Securities Act Registration No. 333-190345

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933	☒
Pre-Effective Amendment No. 1	☒
Post-Effective Amendment No.	☐

Advisers Investment Trust

(Exact Name of Registrant as Specified in Charter)

4041 N. High Street, Suite 402

Columbus, Ohio 43214

(Address of Principal Executive Offices)

Dina A. Tantra

4041 N. High Street, Suite 402

Columbus, OH 43214

(Name and Address of Agent for Service)

With a copy to:

Michael V. Wible

Thompson Hine LLP

41 South High Street, Suite 1700

Columbus, OH 43215-6101

614-469-3297 (phone)

Title of securities being registered: Shares of a series of the Registrant

No filing fee is required because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of shares (File No. 811-22538).

It is proposed that this filing become effective on November 22, 2013 pursuant to Rule 462(d).

PART C

OTHER INFORMATION

Item 15: Indemnification: Reference is made to Article VI of the Registrant’s Agreement and Declaration of Trust which is incorporated by reference. The application of these provisions is limited by the following undertaking set forth in the rules promulgated by the Securities and Exchange Commission:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to trustees, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in such Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a trustee, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue. The Registrant may maintain a standard mutual fund and investment advisory professional and directors and officers liability policy. The policy, if maintained, would provide coverage to the Registrant, its Trustees and officers, and could cover its advisers, among others. Coverage under the policy would include losses by reason of any act, error, omission, misstatement, misleading statement, neglect or breach of duty.

Item 16. Exhibits.

(1)	Articles of Incorporation.
(i)	Copy of Registrant’s Declaration of Trust, which was filed as an Exhibit to Registrant’s Pre-Effective Amendment dated March 25, 2011, is hereby incorporated by reference.
(ii)	Copy of Amendment No. 1 dated September 26, 2011 to Registrant’s Declaration of Trust, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No.2 dated January 10, 2013, is hereby incorporated by reference.
(iii)	Copy of Amendment No. 2 dated March 13, 2012 to Registrant’s Declaration of Trust, which was filed as an Exhibit to Registrant’s Post-Effective Amendment No.2 dated January 10, 2013, is hereby incorporated by reference.
(iv)	Copy of Amendment No. 3 dated January 28, 2013 to Registrant’s Declaration of Trust was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 4 dated February 7, 2013, is hereby incorporated by reference.
(v)	Copy of Amendment No. 4 dated June 11, 2013 to Registrant’s Declaration of Trust was filed as an Exhibit to Registrant’s Post-Effective Amendment No. 10 dated July 17, 2013, is hereby incorporated by reference.

(2)	By-Laws.
(i)	Copy of Registrant’s By-Laws, which was filed as an Exhibit to Registrant’s Pre-Effective Amendment dated March 25, 2011, is hereby incorporated by reference.

(3)	Voting Trust Agreements. None

(4)	Agreement of Reorganization.

(i)            Agreement and Plan of Reorganization dated as of August 1, 2013 which was filed as an exhibit to Pre-Effective Amendment No. 1 to Registrant’s Form N-14 Registration Statement dated August 30, 2013, is hereby incorporated by reference.

(5)	Instruments Defining Rights of Security Holder. None other than in the Declaration of Trust and By-Laws of the Registrant.

(6)	Investment Advisory Contracts.
(i)	Investment Advisory Contract between Registrant and JO Hambro Capital Management Limited is filed herewith.

(7)	Underwriting Contracts and Form of Distribution Agreement.
(i)	Underwriting and Distribution Agreement among Registrant, on behalf of the series managed by JO Hambro Capital Management Limited, and BHIL Distributors is filed herewith.

(ii)	Form of Dealer’s Agreement, which was filed as an exhibit to Pre-Effective Amendment No. 1 to Registrant’s Form N-14 Registration Statement dated August 30, 2013, is hereby incorporated by reference.

(8)	Bonus or Profit Sharing Contracts. None.

(9)	Custodial Agreement.
(i)	Custody Agreement between Registrant, on behalf of the series managed by JO Hambro Capital Management Limited, and The Northern Trust Company is filed herewith.

(10)	12b-1 Plans and 18f-3 Plans
(i)	Rule 12b-1 Plan: None
(ii)	Rule 18f-3 Plan is hereby is filed herewith.

(11)	Legal Opinion and Consent is hereby incorporated by reference.

(12)	Opinion and Consent of Counsel regarding tax matters is filed herewith.

(13)	Other Material Contracts.
(i)	Transfer Agency and Service Agreement between the Registrant, on behalf of the series managed by JO Hambro Capital Management Limited, and The Northern Trust Company is filed herewith.

(ii)	Business Management and Governance Services Agreement between Registrant, on behalf of the series managed by JO Hambro Capital Management Limited, and Beacon Hill Fund Services, Inc., is filed herewith.
(iii)	Expense Limitation Agreement is filed herewith.

(v)	Fund Administration and Accounting Services Agreement between Registrant, on behalf of the series managed by JO Hambro Capital Management Limited, and The Northern Trust Company is filed herewith.

(14)	Other Opinions: Auditor’s consent, which was filed as an exhibit to Pre-Effective Amendment No. 1 to Registrant’s
Form N-14 Registration Statement dated September 3, 2013, is hereby incorporated by reference.

(15)	Omitted Financial Statements. None.

(16)	Powers of Attorney.

(i)	Copy of the Power of Attorney dated July 10, 2013 for Peter B. Cherecwich was filed as an Exhibit to Registrant’s Form N-14 Registration Statement dated August 2, 2013, is hereby incorporated by reference.
(ii)	Copy of the Power of Attorney dated July 24, 2013 for D’Ray M. Rice was filed as an Exhibit to Registrant’s Form N-14 Registration Statement dated August 2, 2013, is hereby incorporated by reference.
(iii)	Copy of the Power of Attorney dated July 10, 2013 for Steven R. Sutermeister was filed as an Exhibit to Registrant’s Form N-14 Registration Statement dated August 2, 2013, is hereby incorporated by reference.
(iv)	Copy of the Power of Attorney dated July 11, 2013 for Michael Van Buskirk was filed as an Exhibit to Registrant’s Form N-14 Registration Statement dated August 2, 2013, is hereby incorporated by reference.

(17)	Additional Exhibits:

(i) The Prospectus and Statement of Additional Information for The JOHCM Funds filed in Post-Effective Amendment No. 11 is incorporated by reference.

Item 17. Undertakings

(1)

The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)

The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 Registration Statement has been signed on its behalf by the registrant in the City of Columbus, State of Ohio, on the 22th day of November, 2013.

Advisers Investment Trust	By: /s/Dina Tantra
Dina A. Tantra President

As required by the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/Dina A. Tantra Dina A. Tantra	Trustee and President (Principal Executive Officer)	November 22, 2013

Peter B. Cherecwich Peter B. Cherecwich*	Trustee	November 22, 2013

D’Ray M. Rice D’Ray R. Moore*	Trustee	November 22, 2013

Steven R. Sutermeister Steven R. Sutermeister*	Trustee	November 22, 2013

Michael M. Van Buskirk Michael M. Van Buskirk*	Trustee	November 22, 2013

/s/Troy A. Sheets Troy Sheets	Treasurer (Principal Financial Officer)	November 22, 2013

By:/s/Dina A. Tantra

      Dina A. Tantra, as Attorney-in-Fact

*	Pursuant to Power of Attorney

Exhibit Index

1.	Investment Advisory Contract	Ex. 16.6

2.	Underwriting and Distribution Agreement	Ex. 16.7

3.	Custody Agreement	Ex. 16.9

4.	Rule 18f-3 Plan	Ex. 16.10.ii

5.	Opinion and Consent of Counsel regarding tax matters.	Ex. 16.12

6.	Transfer Agency and Service Agreement	Ex. 16.13.i

7.	Business Management and Governance Services Agreement	Ex. 16.13.ii

8.	Expense Limitation Agreement	Ex. 16.13.iii

9.	Fund Administration and Accounting Services Agreement	Ex. 16.13.v